As filed with the Securities and Exchange Commission on February 16, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of registrant as specified in its charter)

[LATIN AMERICAN EXPORT BANK]
(Translation of Registrant’s Name into English)

REPUBLIC OF PANAMA	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Offices) (Zip Code)

BLADEX 2003 RESTRICTED STOCK PLAN
BLADEX AMENDED AND RESTATED 2004 INDEXED STOCK OPTION PLAN
(Full title of the plans)

Rubens V. Amaral
Banco Latinoamericano de Exportaciones, S.A.
708 Third Avenue, 16th Floor
New York, New York  10017
(Name and address of agent for service)
 (212) 840-5400
 (Telephone number, including area code, of agent for service)

Copies to:

ALEJANDRO E. CAMACHO, ESQ.
Clifford Chance US LLP
31 West 52nd St.
New York, New York  10019
(212) 878-8000

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Class E Common Stock, no par value	100,000(3)	$18.03	$1,803,000.00	$192.92
Class E Common Stock, no par value	1,900,000(4)	$18.03	$34,257,000.00	$3,665.50

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are also registered hereby such indeterminate number of shares as may become issuable by reason of the anti-dilution provisions of the registrant’s 2003 Restricted Stock Plan and Amended and Restated 2004 Indexed Stock Option Plan.

(2)

Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c) and 457(h) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices of registrant’s Class E Common Stock as reported on the New York Stock Exchange on February 13, 2006.

(3)	Consists of Class E Common Stock awarded or that may be awarded under the registrant’s 2003 Restricted Stock Plan.
(4)	Consists of Class E Common Stock underlying options granted or that may be granted under the registrant’s Amended and Restated 2004 Indexed Stock Option Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

          The documents containing the information specified in Part I of Form S-8 will be sent or given to each non-employee director of our company, each non-employee officer or “dignatario” of our company and each employee (including without limitation an officer) of our company who has been awarded shares of our Class E common stock, or Class E shares, or options to acquire Class E shares, under the Bladex 2003 Restricted Stock Plan or the Bladex Amended and Restated 2004 Indexed Stock Option Plan, as specified in the Note to Part I of Form S-8 and Rule 428(b)(1) under the Securities Act of 1933, as amended, or the Securities Act.  We refer to the Bladex 2003 Restricted Stock Plan and the Bladex Amended and Restated 2004 Indexed Stock Option Plan, together, as the “Stock Plans.”  These documents are not required to be and are not filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.  These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

          2,000,000 Class E shares which have been, or may be, acquired by non-employee directors, “dignatarios” or employees of our company under the Stock Plans are being registered by our company on this Registration Statement.  In addition, the following reoffer prospectus filed as part of this Registration Statement has been prepared in accordance with the requirements of Part I of Form F-3 and, pursuant to General Instruction C to Form S-8, may be used in connection with reofferings and resales of Class E shares acquired under the Stock Plans.

-ii-

REOFFER PROSPECTUS

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (LATIN AMERICAN EXPORT BANK)

2,000,000 SHARES OF CLASS E COMMON STOCK

          This Prospectus relates to the offer and sale from time to time of up to an aggregate of 2,000,000 shares of Class E common stock, no par value, or Class E shares, of our company which have been or may be acquired by the security holders listed under the caption “Selling Security Holders” pursuant to the Bladex 2003 Restricted Stock Plan, or the Restricted Stock Plan, and the Bladex Amended and Restated 2004 Indexed Stock Option Plan, or the Indexed Stock Plan.  In this Prospectus, we refer to the Restricted Stock Plan and the Indexed Stock Plan, together, as the “Stock Plans.”  The Selling Security Holders are non-employee directors of our company, non-employee officers or “dignatarios” of our company and employees (including without limitation officers) of our company.  Our company will not receive any of the proceeds from the sale by the Selling Security Holders of Class E shares acquired or to be acquired under the Stock Plans, although we will receive the exercise price from the Selling Security Holders upon the exercise of options granted under the Indexed Stock Plan.

          We have been advised by the Selling Security Holders that they may sell all or a portion of the Class E shares offered hereby from time to time on the New York Stock Exchange, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.  Our company will pay all costs, expenses and fees incurred in connection with the registration of the Class E shares offered hereby.  The respective Selling Security Holders will pay any brokerage fees or commissions relating to the sale of any Class E shares by them.  See “Plan of Distribution.”

          Our Class E shares are listed on the New York Stock Exchange under the symbol “BLX.”  On February 13, 2006, the last reported sale price of a Class E share on the New York Stock Exchange was $17.98 per share.

          Our principal executive offices are located at Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama, and our telephone number is (507) 210-8500.

          See “Risk Factors” beginning on page 3 to read about certain factors you should consider before investing in Class E shares.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 16, 2006.

          The Class E shares that may be reoffered from time to time by the Selling Security Holders under this Prospectus have not been, and will not be, registered with the National Securities Commission of Panama pursuant to article 83 of the securities law of Panama, which exempts private placements and offerings to directors, “dignatarios” and employees from registration.  The Class E shares that may be reoffered from time to time by the Selling Security Holders under this Prospectus cannot be offered to the public in Panama, except in an exempt offering.  This Prospectus and the Stock Plans do not constitute a primary public offering of Class E shares.  The Stock Plans do not form part of the terms of employment of the employees of our company eligible to participate in the Stock Plans and may be terminated by us at any time.

          You should rely only on the information contained in this Prospectus, including information incorporated by reference.  We have not authorized anyone to provide you with information different from that contained in this Prospectus.  The shares are being sold only in jurisdictions where sales are permitted.  The information contained in this Prospectus is accurate only as of the date of this Prospectus (or, as to any document incorporated by reference, the date of such document).

CERTAIN DEFINED TERMS

          Unless indicated otherwise, the terms “Bladex,” “we,” “our,” “our company” and “us” refer to Banco Latinoamericano de Exportaciones, S.A. and its subsidiaries.  The term “Panama” refers to the Republic of Panama.

THE COMPANY

          Our company, headquartered in Panama City, Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean, which we refer to in this Prospectus as the Region.  Our company was established pursuant to a May 1975 proposal of the XX Assembly of Governors of central banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region.

Our company was incorporated on November 30, 1977 under the laws of Panama as “Banco Latinoamericano de Exportaciones, S.A.” and commenced operations in January 1979.  We operate under the commercial name of “Bladex”.  Panama was selected as the location of our company’s headquarters because of the importance of the country as a banking center, the benefits of a fully U.S. dollar-based economy, the absence of foreign exchange controls, the geographic location of Panama and the quality of its communications facilities.  Under special legislation enacted in 1978, our company was granted certain privileges by the government of Panama, including an exemption from the payment of income taxes in Panama.

          We are principally engaged in providing short-term trade financing to selected commercial banks in the Region, which in turn lend to businesses primarily active in foreign trade and to state and private corporations.  The majority of our loans are extended in connection with specific foreign trade transactions that have been identified.

          Our lending activities are funded by inter-bank deposits, primarily from central banks and financial institutions in the Region, by borrowings from international commercial banks and, to a lesser extent, by the sale of floating and fixed rate debt securities (“placements”) made with financial institutions and investors in Japan, Europe and North America.  We do not provide retail-banking services to the general public, such as retail savings accounts or checking accounts, and we do not take retail deposits.

          Banco Latinoamericano de Exportaciones, S.A. has two primary subsidiaries:

•

Bladex Holdings Inc., which is a wholly owned subsidiary, was incorporated under the laws of the state of Delaware on May 30, 2000 and continues to exist thereunder, although it does not currently conduct any commercial activity.

•	Bladex Representaçao Ltda., which was incorporated under the laws of Brazil on January 7, 2000 and continues to exist thereunder, was established to operate our representative office in Brazil.

          Banco Latinoamericano de Exportaciones, Limited, which operated under the commercial name of Bladex Cayman, was a wholly owned subsidiary incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987.  Bladex Cayman ceased all banking business and surrendered its banking license in December 2004 and was dissolved effective December 29, 2005.

          Our company established an agency in the State of New York, which we refer to as the “New York Agency”, which began operations on March 27, 1989.  The New York Agency is principally engaged in obtaining inter-bank deposits and borrowings to finance our foreign trade loans and investments.  Since December 31, 2002, our operations in New York City have been located at 708 Third Avenue, 16th Floor, New York, New York 10017.  Our company also has representative offices in Buenos Aires, Argentina, and in Mexico City, Mexico.  Towards the end of 2004, we received approval from the Superintendency of Banks in Panama to open a representative office in Miami, Florida, and are currently seeking approvals of the Florida State Banking Department and the Federal Reserve Bank in the United States in connection therewith.

RISK FACTORS

          Please carefully consider the following risk factors, along with the other information contained in this Prospectus, including the documents incorporated by reference, before deciding whether to invest in Class E shares.

Risks Relating to the Region

Since our credit portfolio is concentrated in Latin America and the Caribbean, adverse changes in economic conditions in those countries, could adversely affect our growth, asset quality, prospects, profitability and financial condition.

          Our company’s lending activities and, as a result, its credit portfolio are concentrated in the Region.  Historically, economies of countries in the Region have experienced significant volatility characterized, in some cases, by political uncertainty, slow growth or recession, declining investments, government and private sector debt default and restructurings, significant inflation and/or devaluation.  Changes in global economic conditions, including the price of oil, the U.S. dollar exchange rate, and slower economic growth in developed countries, could also have a significant adverse effect on the economic condition of countries in the Region.  In turn, adverse changes affecting the economies of countries in the Region could have a significant adverse impact on our credit portfolio, including increased loan loss provisions, debt restructurings, and loan losses and, as a result, on our growth, asset quality, prospects, profitability and financial condition.

Our lending activities are concentrated in a relatively small number of countries and clients, exacerbating the possible effect that adverse economic changes in such countries could have on our company.

          All of our lending activities are concentrated in a relatively small number of countries, which could have an adverse impact on our company’s credit portfolio and, as a result, its financial condition, growth, prospects, cash flows and results of operations if one or more of those countries encounter economic difficulties.  At December 31, 2004, approximately $2,162.8 million, or 73.5%, of our company’s credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,180.3 million, or 40.1%); Mexico ($379.9 million, or 12.9%); Chile ($362.6 million, or 12.3%); and Argentina ($240.0 million, or 8.2%).

          In addition, at December 31, 2004, 20.9% of our total credits were to five borrowers in Brazil and 11.2% of total credits were to three borrowers in Mexico.  A significant deterioration of the financial condition of any of these borrowers could require us to create additional allowances for credit losses, or suffer further credit losses with the effect being accentuated because of this concentration.

Local country foreign exchange controls or currency devaluation may harm our borrowers’ ability to pay U.S. dollar-denominated obligations.

          Since we make U.S. dollar-denominated loans, we face the risk that local country foreign exchange controls will restrict the ability of our borrowers to acquire dollars to repay loans on a timely basis, and/or that significant currency devaluation will occur, which could increase the cost, in local currency terms, to our borrowers of acquiring dollars to repay loans.

Increased risk perception in countries in the Region where we have large credit exposure could adversely affect our credit ratings, funding activities and cost of funding.

          Downgrades to our credit ratings could adversely affect our funding activity by making our lenders and depositors less willing to lend or place funds with us and by increasing the interest costs for our company.  For example, during 2002, the major credit rating agencies downgraded our credit ratings due to our large Argentine credit exposure and the increasing risk of default among Argentine borrowers, in light of Argentina’s deposit controls, sovereign debt default and currency devaluation.  The downgrades also reflected our large exposure in Brazil, where political and economic uncertainty created concerns about whether we would be required to create additional loan loss allowances.  One of our sources of funding for short-term loans is interbank deposits, received principally from central banks in the Region.  Historically, these deposits have represented approximately 35% of our total liabilities.

During 2002, these central banks withdrew a substantial portion of their deposits from us, in large part because of the deterioration in our financial condition and the resulting downgrades in our credit ratings.  In addition, the dramatic increase in the risk perception of Latin America resulted in a significant decline in the availability of credit lines to the Region.  We maintained an adequate liquidity position throughout this period.

          The occurrence of similar events in any countries in the Region where we have large exposures could trigger downgrades to our credit ratings.  A credit rating downgrade would increase our funding cost, and reduce our deposit base and access to the debt capital markets.  In that case, our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels could be severely hampered.

Risks Relating to our Company’s Business

Our Company’s allowances for credit losses could prove inadequate to cover credit losses related to its loans and contingencies.

          Determining the appropriate level of allowances for credit losses necessarily requires judgment on the part of our Board of Directors and management, including assumptions and estimates made in the context of changing political and economic conditions in many of the countries in the Region.  Consequently, our level of allowances could be inadequate to cover losses in our credit portfolio, which in turn, could have a material adverse effect on our financial condition, results of operations, and business.

          During 2002, because of concerns about the collectability of our Argentine credit portfolio, we increased the allowance for credit losses by $278.8 million, which resulted in a net loss of $268.8 million for the fiscal year 2002 and a reduction of our stockholders’ equity in an amount of $269.5 million.  The occurrence of similar events may result in higher allowances for credit losses, which in turn, may result in net losses.

As a bank, we face liquidity risk, and our failure to adequately manage this risk could produce a liquidity shortage, which could adversely affect our financial condition and results of operations.

          As a bank, we face liquidity risk, which is the risk of not being able to maintain adequate cash flow to repay our deposits and borrowings required to fund our credit portfolio on a timely basis.  Failure to adequately manage our liquidity risk could produce a liquidity shortage in which we would not be able to fund these obligations as they become due.  At December 31, 2003 and 2004, liquidity levels amounted to $252.6 million and $150.6 million, representing a net cash position of 35.9% and 17.4% of total deposits, respectively.

          Being a U.S. dollar based economy, Panama does not have a central bank in the traditional sense and there is no lender of last resort to the banking system in Panama.  In addition, the central banks of other countries in Latin America would not be obligated to act as lenders of last resort if we face a liquidity shortage because we are a Panamanian bank and not located in their respective countries.  Accordingly, if we face a liquidity shortage, we would have to rely on commercial sources of liquidity and would not have access to a central bank as lender of last resort, as would a bank located in the United States or in certain other countries. We believe that in the event of a liquidity shortage, commercial sources of liquidity would likely not be adequate to meet our liquidity needs, which could result in our failure and the intervention of the Panama banking authorities.

Our net interest income and thus, our results of operations, could be affected by interest rate volatility.

          We are subject to interest rate volatility because a portion of our interest-bearing liabilities may reprice more frequently than our interest-earning assets.  In this instance, interest rate increases may have a potential adverse impact on our net interest income.  We attempt to manage our interest rate risk by matching, where possible, the terms and repricing characteristics of our interest rate sensitive assets and liabilities. However, this is not always possible given the needs of our borrowers and the available funding sources.  Therefore we face the risk that mismatches could occur in the future, and if they do, that sudden, or unexpectedly large movements in interest rate levels could reduce our net interest income.

          Although our investment securities portfolio represents a small portion of our assets, the performance of financial markets, including fluctuations in interest rates, may cause changes in the value of our investment securities portfolio and in the amount of revenues generated from these assets.

Increased competition and industry consolidation in some Latin American countries could increase competition and limit our ability to grow in those markets and reduce our profitability, which may adversely affect results of operations.

          Most of the competition we face in the trade financing area comes from international banks, mostly European and North American, which provide similar financing services to those provided by us within the markets we serve.  These international banks have substantially greater resources and access to less expensive funding than is the case with us, which puts our company at a competitive disadvantage.  There can be no assurance that increased competition will not adversely affect our growth prospects and results of operations.

          Although some of these international banks compete directly with us, in many cases they are also providers of funding for us and represent a source of business.  If these international banks ceased providing funding to us, we would be required to seek funding from other sources, which may not be available, or if available, may only be at higher interest costs.

          These changes in the business and in the markets of the Region could potentially place us at a competitive disadvantage with respect to scale, resources, and our ability to develop and diversify our sources of income.

          A substantial consolidation of the banking business in Latin America has nevertheless occurred and is continuing.  This has reduced the number of local banks in the Region, which historically have been our primary customers for trade finance loans.

We may pursue a capital management strategy that differs from that expected by some of our stockholders or others in the market.

          The opinion of our Board of Directors regarding our capital adequacy and needs might differ from that of some of our stockholders or other market participants.  If so, our capital management actions and the timing of such actions might not correspond with the expectations of our stockholders or other market participants.  Our Board may choose to pursue any of several capital management options, or a combination of strategies, including growth, investments, declaring dividends to stockholders, or repurchasing shares under a stock repurchase program.  Our Board is not required to declare dividends (or increase dividends) or effect stock repurchases pursuant to our stock repurchase program, and could use the capital for other purposes, which may not coincide with the preferences of some of our stockholders.  To the extent that the capital management strategy elected by our Board differs from expectations of investors or other market participants, it could result in negative market perceptions of us.  Dissatisfaction of some of our stockholders or a negative market perception of us with regards to the use of capital could adversely affect our stock price.

Any delays in initiatives that we may undertake could divert the attention of our management, cause additional expenses, or cause other negative repercussions for us.

          Part of our strategy is to diversify sources of income through business initiatives that involve partnerships or strategic alliances with specialists, expanding into new markets, targeting new clients and developing new products and services.  These initiatives may not be fully implemented within the time frame we expect, or at all.  In addition, even if such initiatives are fully implemented, they may not generate revenues as expected.  Any delays in securing necessary government approvals, in reaching agreement with strategic partners, or otherwise implementing our strategic initiatives, could divert the attention of our management, result in additional expense, prevent us from pursuing other initiatives or ultimately, prevent us from realizing the anticipated benefits of the initiatives, which could adversely affect our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          We have made statements in this Prospectus, including statements under “Risk Factors,” which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•	the anticipated growth of our trade finance portfolio;
•	the effects of increased interest rates on our financial condition;
•	the implementation of our strategies and initiatives, including revenue diversification strategy;
•	the pending applications in the United States to open a representative office in Miami, Florida;
•	the adequacy of our allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on our loan portfolio;
•	the necessity of making additional provisions for credit losses;
•	our ability to achieve future growth, to reduce liquidity levels and increase leverage;
•	our ability to maintain our investment-grade credit ratings;
•	the availability and mix of future sources of funding for our lending operations;
•	the adequacy of our sources of liquidity to cover large deposit withdrawals; and
•	other risk factors described in the section entitled “Risk Factors” in this Prospectus.

          You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this Prospectus.

          In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

          Our company will not receive any of the proceeds from the sale by the Selling Security Holders of Class E shares acquired or to be acquired under the Stock Plans, although we will receive the exercise price from the Selling Security Holders upon the exercise of options granted under the Indexed Stock Plan.  We will use the proceeds from the exercise of options under the Indexed Stock Plan from time to time for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

          The following table shows the short, medium and long-term debt and capitalization of our company at December 31, 2005.  The authorized capital of our company consists of 40 million shares of Class A common stock, 40 million shares of Class B common stock, 100 million Class E shares and 5 million preferred shares.

At December 31, 2005

(in US$ thousands)
Short-Term Debt	760,699
Medium and Long-Term Debt	489,860
Floating Rate Placements	44,000
Redeemable Preferred Stock $10 par value	5,149
Stockholders’ Equity (1)
Common Stock, without par value ($6.67 assigned value)	279,979
Additional Paid-in Capital in Excess of Assigned Value of Common Stock	134,340
Capital Reserves	95,210
Retained Earnings	212,916
Treasury Stock	(106,282)
Accumulated Other Comprehensive Income	619

Total Stockholders’ Equity	616,782

Total Short-Term Debt, Medium and Long-Term Debt, Floating and Fixed Rate Placements, Redeemable Preferred Stock and Stockholders’ Equity	1,916,490

(1)

As of December 31, 2005, the issued and outstanding common stock of our company consisted of 6,342,189 shares of Class A common stock, 3,214,344 shares of Class B common stock and 28,540,242 Class E shares.

SELLING SECURITY HOLDERS

          This Prospectus relates to possible offers and sales by non-employee directors, “dignatarios” and employees of our company of Class E shares which have been or may be awarded to them under the Restricted Stock Plan, and which may be acquired by them upon the exercise of options granted to them under the Indexed Stock Plan.  As of the date of this Prospectus, 319,857 Class E shares may be reoffered from time to time by the Selling Security Holders under this Prospectus.  The tables below show the following information for each of the Restricted Stock Plan and the Indexed Stock Plan: (i) the name of each Selling Security Holder, (ii) the position of each Selling Security Holder with our company, (iii) the number of Class E shares that each Selling Security Holder beneficially owned as of December 31, 2005, (iv) the aggregate number of Class E shares that each Selling Security Holder may sell from time to time under the relevant Stock Plan pursuant to this Prospectus, and (v) the percentage holdings of each Selling Security Holder following the completion of this offering.  Although the Selling Security Holders may offer all, some or none of their Class E shares, the following table has been prepared on the assumption that all Class E shares covered by this Prospectus will be sold.

RESTRICTED STOCK PLAN

Name	Position	Number of Class E Shares Beneficially Owned as of December 31, 2005 (1)	Maximum Number of Shares Offered under Restricted Stock Plan	Percentage of Shares Owned After Offering (2)

Santiago Perdomo Maldonado	Director	2,222	2,222	*
Will C. Wood	Director	4,222	2,222	*
Mario Covo	Director	2,222	2,222	*
Herminio Blanco	Director	1,217	1,217	*
William D. Hayes	Director	3,717	1,217	*
Alexandre Lodygensky Jr.	Director	1,217	1,217	*
Gonzalo Menéndez Duque	Chairman of the Board of Directors	3,333	3,333	*
Ernesto A. Bruggia(3)	Former Director	2,155	1,005	*
Sebastiao Toledo Cunha(4)	Former Director	1,005	1,005	*
Emilio Garofalo Filho(5)	Former Director	1,005	1,005	*

*Less than 1% of issued and outstanding Class E shares.

(1)	Includes Class E shares held under the Board Restricted Stock Plan.
(2)	Assumes that all Class E shares offered by this Prospectus have been sold.
(3)

Ernesto A. Bruggia was a director of our company representing the holders of our Class B common stock from April 1996 to April 2004.  In July 2004, Mr. Bruggia became Chief Operations Officer of our company.

(4)	Sebastiao Toledo Cunha was a director of our company representing the holders of Class E shares from April 1995 to April 2004.
(5)	Emilio Garofalo Filho was a director of our company representing the holders of our Class B common stock from May 2003 to April 2004.

INDEXED STOCK PLAN

Name	Position	Number of Class E Shares Beneficially Owned as of December 31, 2005 (1)	Maximum Number of Shares Offered under Indexed Stock Option Plan (2)	Percentage of Shares Owned After Offering (3)

Santiago Perdomo Maldonado	Director	2,222	3,821	*
Will C. Wood	Director	4,222	3,821	*
Mario Covo	Director	2,222	3,821	*
Herminio Blanco	Director	1,217	3,821	*
William D. Hayes	Director	3,717	3,821	*
Alexandre Lodygensky Jr.	Director	1,217	3,821	*
Gonzalo Menéndez Duque	Chairman of the Board of Directors	3,333	5,733	*
Jaime Rivera	Director and Chief Executive Officer	1,400	102,436	*
Rubens V. Amaral Jr.	Chief Commercial Officer	1,000	67,522	*
Ernesto A. Bruggia	Chief Operations Officer	2,155	16,506	*
Miguel Moreno	Senior Vice President, Controller	2,000	20,486	*
Carlos Yap S.	Senior Vice President, Chief Financial Officer	0	17,482	*
Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	0	17,755	*
Ana Maria de Arias	Senior Vice President, Human Resources and Corporate Operations	590	13,931	*
Pierre Dulin	Head of Global Client Relationships	1,500	10,231	*
Catherine McGrail	Head of Product Development and Deployment	250	8,184	*

*Less than 1% of issued and outstanding Class E shares.

(1)	Includes Class E shares held under the Board Restricted Stock Plan granted in July 2003, 2004 and 2005.
(2)

Includes the number of Class E shares which each Selling Security Holder may acquire pursuant to the exercise of options granted to such Selling Security Holder under the Indexed Stock Plan (whether or not such options are exercisable within sixty days), some or all of which may be sold from time to time pursuant to this Prospectus.

(3)	Assumes that all Class E shares offered hereby have been sold.

          An aggregate number of 8,265 Class E shares, or options to purchase such Class E shares, to which current and former directors were entitled under the Restricted Stock Plan and the Indexed Stock Plan were issued to these directors’ respective employers because of prohibitions under the terms of their employment from participating in the Stock Plans directly.  These Class E shares are not being offered or sold as part of this Prospectus.

          Selling Security Holders may receive additional awards of Class E shares under the Restricted Stock Plan and, upon the lapsing of restrictions on these Class E shares pursuant to the terms of the Restricted Stock Plan, additional Class E shares may be sold.

In addition, Selling Security Holders may receive additional options to purchase Class E shares under the Indexed Stock Plan in the future and, upon the exercise of these options, will receive additional Class E shares which may be sold.  The Selling Security Holders and corresponding shares and options held by them, as listed above, are all of the persons eligible to resell Class E shares pursuant to this Prospectus and represent the maximum number of Class E shares available to be resold, including upon exercise of options granted to each such Selling Security Holder, whether or not such Selling Security Holder has a present intent to resell.  There is no assurance that any of the Selling Security Holders will sell any or all of the shares offered by them hereunder.

          The names of other selling security holders and the number of Class E shares that such other selling security holders may acquire pursuant to the Stock Plans are not known as of the date of this Prospectus.  We will file prospectus supplements with the Securities and Exchange Commission, or the SEC, in accordance with Rule 424(b) under the Securities Act in connection therewith.

PLAN OF DISTRIBUTION

          The Selling Security Holders and any of their pledgees, donees, assignees or transferees may sell any or all of the Class E shares for value at any time or from time to time under this Prospectus in one or more transactions on the New York Stock Exchange or any stock exchange, market or trading facility on which the Class E shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated.  The Selling Security Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The Selling Security Holders may use any one or more of the following methods when selling Class E shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	An exchange distribution in accordance with the rules of the applicable exchange;
•	Privately negotiated transactions;
•	Underwritten offerings;
•	Short sales;
•	Agreements by the broker-dealer and the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;
•	A combination of any such methods of sale; or
•	Any other method permitted by applicable law.

          The Selling Security Holders may also sell shares under Rule 144 under the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this Prospectus.  The Class E shares received by Selling Security Holders under the Restricted Stock Plan will not be available for sale until the selling restrictions have been lifted pursuant to the terms of the Restricted Stock Plan.  The Class E shares underlying options granted to Selling Security Holders under the Indexed Stock Plan will not be available for sale until such options have been exercised.

          Unless otherwise prohibited, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise.  In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the Selling Security Holders.  The Selling Security Holders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

If the Selling Security Holders sell shares short, they may redeliver the shares to close out such short positions.  The Selling Security Holders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares.  The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this Prospectus.  In addition, the Selling Security Holders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market.  The Selling Security Holders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares.  The Selling Security Holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Security Holders.

          The Selling Security Holders and any broker-dealers that participate in the distribution of the Class E shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Class E shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act.

          We will pay all costs, expenses and fees incurred in connection with the registration of the Class E shares offered hereunder.  Except as otherwise provided under the Stock Plans, all selling and other expenses incurred by the Selling Security Holders will be borne by the Selling Security Holders.  Our company will not receive any of the proceeds from the sale by the Selling Security Holders of Class E shares acquired or to be acquired under the Stock Plans, although we will receive the exercise price from the Selling Security Holders upon the exercise of options granted under the Indexed Stock Plan.

          There is no assurance that the Selling Security Holders will sell all or any portion of the Class E shares offered under this Prospectus.

OFFER AND LISTING DETAILS

          The following table shows the high and low sales prices of the Class E shares on the New York Stock Exchange for the periods indicated.  Other information regarding the market price of the Class E shares is located in our Form 20-F for the year ended December 31, 2004 filed with the SEC on June 23, 2005.

	Price per Class E Share (in $)

	High	Low

2001	37.70	25.30
2002	29.70	2.00
2003	19.95	4.01
2004	20.00	14.00
2005	25.50	15.34
2004:
First Quarter	19.23	15.20
Second Quarter	18.98	14.00
Third Quarter	17.00	14.60
Fourth Quarter	20.00	15.30
2005:
First Quarter	25.50	18.53
Second Quarter	20.95	15.34
Third Quarter	18.52	16.70
Fourth Quarter	18.95	16.40

	Price Class E Share (in $)

	High	Low

2005:
August	18.52	16.85
September	17.29	16.70
October	17.91	16.40
November	17.75	16.62
December	18.95	17.15
2006:
January	18.70	16.60

LEGAL MATTERS

          The validity of the Class E shares offered by this Prospectus will be passed upon by Arias, Fábrega y Fábrega, our Panamanian counsel.

EXPERTS

          Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the  years in the three-year period ended December 31, 2004, incorporated by reference in this Prospectus from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, have been incorporated by reference in reliance upon the report of KPMG, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement with the SEC on Form S-8 under the Securities Act relating to the securities offered by this Prospectus.  This Prospectus, which is a part of that registration statement, does not contain all of the information contained in the registration statement.  For more information about our company and the securities offered by this Prospectus, you should refer to the registration statement and to the exhibits filed with it.  Statements contained or incorporated by reference in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the registration statement or incorporated or deemed to be incorporated by reference, these statements are qualified in all respects by the provisions of the actual contract or other document.

          We are currently subject to the information requirements of the Exchange Act applicable to a foreign private issuer and, accordingly, file or furnish reports, including annual reports on Form 20-F and reports on Form 6-K, and other information with the SEC.  You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov under “Latin American Export Bank” and on our web site at www.blx.com.

          In addition, reports and other information concerning us can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and “shortswing” profit recovery provisions of the Exchange Act.  The rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

          Class E shares are listed on the New York Stock Exchange under the symbol “BLX.”  Additional information concerning us and our securities may be available through the New York Stock Exchange.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows us to “incorporate by reference” information into this Prospectus.  This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC.  The information incorporated by reference is considered to be part of this Prospectus, and certain later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the following documents:

          (a)          our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 23, 2005;

          (b)          all other reports filed with, or furnished to, the SEC by our company pursuant to Section 13(a) or 15(d) of the Exchange Act since June 23, 2005; and

          (c)          the description of our company’s capital stock included in its Registration Statement on Form 8-A under the Exchange Act (Registration No. 1-11414), including any amendment or report filed for the purpose of updating that description.

          All documents subsequently filed by our company pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, will be deemed to be incorporated by reference in this Prospectus and to be a part of it from the date of filing of those documents.  In addition, we intend to incorporate into this Prospectus any Form 6-K subsequently submitted to the SEC after the date of this Prospectus by identifying in such Form 6-K that it is being incorporated by reference into this Prospectus.

          We will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this Prospectus.  You should direct your request for these filings to Carlos Yap, Senior Vice President – CFO, Bladex, as follows:  (i) if by regular mail, to P.O. Box 0819-08730, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama, or to Rubens V. Amaral, Chief Commercial Officer, Bladex, 708 Third Avenue, 16th Floor, New York, New York 10017.  Telephone requests may be directed to Mr. Yap at 011-507-210-8563 or to Mr. Amaral at 212-840-5400.  Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com or to Mr. Amaral at 212-751-5923 or sent via e-mail to ramaral@blx.com.

ENFORCEABILITY OF CIVIL LIABILITIES

          We are a corporation with limited liability (sociedad anónima) organized under the laws of Panama.  Most of our directors and officers and certain advisors named in this Prospectus reside outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon these persons or enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

          Arias, Fábrega y Fábrega, our Panamanian legal counsel, has advised us that there is doubt as to the enforceability, in original actions in Panamanian courts, of liabilities predicated solely on the United States federal securities laws.  Arias, Fábrega y Fábrega also advised us that there is doubt as to the enforceability, in Panamanian courts, of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES

          Our Board of Directors and stockholders have adopted resolutions requiring us to indemnify any officer or director of our company against expenses and liabilities incurred by such director or officer in connection with any action, suit or proceeding brought by reason of his or her capacity as such, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal action or proceeding, if such director or officer had no reason to believe his or her conduct was unlawful.  Our company has obtained liability insurance on behalf of its directors and officers against any liability asserted against them in their capacity as such, whether or not the company would have power to indemnify them against such liability.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

Item 3.  Incorporation of Documents by Reference.

              The SEC allows us to “incorporate by reference” information into this Registration Statement.  This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC.  The information incorporated by reference is considered to be part of this Registration Statement, and certain later information that we file with the SEC will automatically update and supersede this information.  We incorporate by reference the following documents:

              (a)          our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC on June 23, 2005;

              (b)          all other reports filed by our company with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, since June 23, 2005; and

              (c)          the description of our company’s capital stock included in its Registration Statement on Form 8-A under the Exchange Act (Registration No. 1-11414), including any amendment or report filed for the purpose of updating that description.

              All documents subsequently filed by our company pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the date of filing of those documents.

Item 4.  Description of Securities.

              Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

              Not Applicable.

Item 6.  Indemnification of Directors and Officers.

              Our Board of Directors and stockholders have adopted resolutions requiring us to indemnify any officer or director of our company against expenses and liabilities incurred by such director or officer in connection with any action, suit or proceeding brought by reason of his or her capacity as such, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal action or proceeding, if such director or officer had no reason to believe his or her conduct was unlawful.  Our company has obtained liability insurance on behalf of its directors and officers against any liability asserted against them in their capacity as such, whether or not the company would have power to indemnify them against such liability.

Item 7.  Exemption from Registration Claimed.

              Not Applicable.

Item 8.  Exhibits.

              The following documents are filed with or incorporated by reference in this Registration Statement.

3.1	Articles of Incorporation*

4.1	Specimen Stock Certificate representing the Class E shares

4.2	Bladex 2003 Restricted Stock Plan

4.3	Bladex Amended and Restated 2004 Indexed Stock Option Plan

5.1	Opinion of Arias, Fábrega y Fábrega

23.1	Consent of KPMG (external auditors)

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	Filed as an exhibit to our company’s Form 20-F for the fiscal year 2002.

Item 9.  Undertakings.

              (a)          The undersigned registrant hereby undertakes:

                             (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; or (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

                             (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                             (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b)          The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

              (c)          Insofar as indemnification for liabilities under the Securities Act may be permitted for directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on this 16 day of February, 2006.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ Jaime Rivera

Jaime Rivera
Chief Executive Officer

POWER OF ATTORNEY

              KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jaime Rivera his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached, and to file all such amendments and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)

/s/ Maria da Graça França

Maria da Graça França	Director	[ ]

/s/ Guillermo Guémez García

Guillermo Guémez García	Director	[ ]

/s/ Santiago Perdomo Maldonado

Santiago Perdomo Maldonado	Director	[ ]

/s/ Will C. Wood

Will C. Wood	Director	[ ]

/s/ Mario Covo

Mario Covo	Director	[ ]

/s/ Herminio Blanco

Herminio Blanco	Director	[ ]

/s/ WilliamHayes

William Hayes	Director	[ ]

/s/ Alexandre Lodygensky Jr.

Alexandre Lodygensky Jr.	Director	[ ]

/s/ Gonzalo Menéndez Duque

Gonzalo Menéndez Duque	Chairman of the Board of Directors	[ ]

/s/ Jaime Rivera	Director and Chief Executive Officer (CEO) (Principal Executive Officer)
[ ]
Jaime Rivera

(Signature)	(Title)	(Date)

/s/ Rubens V. Amaral Jr.	Chief Commercial Officer Authorized U.S. Representative
[ ]
Rubens V. Amaral Jr.

/s/ Ernesto A. Bruggia	Chief Operations Officer	[ ]

Ernesto A. Bruggia.

/s/ Miguel Moreno	Senior Vice President - Controller	[ ]

Miguel Moreno

/s/ Gregory D. Testerman	Senior Vice President - Treasurer	[ ]

Gregory D. Testerman

/s/ Carlos Yap S.	Senior Vice President - Chief Financial Officer	[ ]

Carlos Yap S.

/s/ Miguel A. Kerbes	Senior Vice President - Chief Risk Officer	[ ]

Miguel A. Kerbes

/s/ Ana Maria de Arias	Senior Vice President - Human Resources and Corporate Operations
[ ]
Ana Maria de Arias

EXHIBIT INDEX

Exhibit

3.1	Articles of Incorporation*

4.1	Specimen Stock Certificate representing the Class E shares

4.2	Bladex 2003 Restricted Stock Plan

4.3	Bladex Amended and Restated 2004 Indexed Stock Option Plan

5.1	Opinion of Arias, Fábrega y Fábrega

23.1	Consent of KPMG (accountants)

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages to this Registration Statement)

* Filed as an exhibit to our company’s Form 20-F for the fiscal year 2002.